                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration No. 333-58265

PROSPECTUS


                               FIFTH THIRD BANCORP

                        1,862,765 SHARES OF COMMON STOCK

              ----------------------------------------------------

         This Prospectus relates to the sale by certain individuals identified herein (the "Selling Security Holders") of up to 1,862,765 shares of common stock, no par value (the "Common Stock") of Fifth Third Bancorp, an Ohio corporation ("Fifth Third"). The shares of Common Stock offered hereby ("Registrable Shares") were issued to the Selling Security Holders pursuant to the Agreement and Plan of Merger dated as of December 22, 1997 (the "Merger Agreement") by and among The Ohio Company, an Ohio corporation, Fifth Third and Fifth Third M Corp, an Ohio corporation and wholly-owned subsidiary of Fifth Third. Pursuant to the Merger Agreement, Fifth Third M Corp merged with and into The Ohio Company (the "Merger") on June 12, 1998. See "RECENT TRANSACTIONS."

         In the Merger, The Ohio Company stockholders received an aggregate of 1,862,765 shares of Fifth Third Common Stock of which 158,958 shares are being held in escrow until June 12, 1999 pursuant to an Escrow Agreement dated June 12, 1998 by and among Fifth Third, John F. Wolfe and The Fifth Third Bank (the "Escrow Agreement"). Upon termination of the Escrow Agreement on June 12, 1999, all or a portion of the 158,958 shares may be retained by Fifth Third to satisfy certain claims by Fifth Third, Fifth Third M Corp. or The Ohio Company arising out of the indemnity obligations in the Merger Agreement.

         The Registrable Shares may be offered for sale from time to time during the periods specified herein by the Selling Security Holders, or by certain other persons who are named in an amendment or supplement to this Prospectus in one or more transactions described herein on the Nasdaq National Market or any securities exchange on which the Common Stock is listed, in the over-the-counter market, in one or more private transactions or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices or at negotiated prices. See "PLAN OF DISTRIBUTION." The price at which any of the Registrable Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. Persons effecting resales of Registrable Shares purchased and dealers or brokers handling such transactions may be deemed (such persons not so conceding) to be "underwriters" within the meaning of the Securities Act of 1933, as amended, (the "Securities Act") and the rules and regulations promulgated thereunder, with respect to such sales.

         Pursuant to Merger Agreement, Fifth Third has agreed to pay the expenses incurred in connection with the registration of the Registrable Shares; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the sale of the Registrable Shares or any transfer taxes and related charges or fees and disbursements of counsel for any Selling Security Holder.

         THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

            THE DATE OF THIS PROSPECTUS IS JULY 16, 1998.

                              AVAILABLE INFORMATION

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL L. REYNOLDS, ASSISTANT SECRETARY, FIFTH THIRD BANCORP, FIFTH THIRD CENTER, CINCINNATI, OHIO 45263 (TELEPHONE NUMBER: (513) 579-5300).

         Fifth Third is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Fifth Third can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Fifth Third files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a website located at http://www.sec.gov containing such information.

         Fifth Third has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         Fifth Third Common Stock is traded on the Nasdaq National Market under the symbol "FITB." Documents filed by Fifth Third with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by Fifth Third with the Commission are hereby incorporated into this Prospectus by reference:

(a)      Fifth Third's Annual Report on Form 10-K for the year ended December
         31, 1997;

(b)      Fifth Third's Proxy Statement dated February 9, 1998;

(c) Fifth Third's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

(d)      Fifth Third's Current Report on Form 8-K dated March 17, 1998.

         In addition, all subsequent documents filed with the Commission by Fifth Third pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING INFORMATION

         This Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words, "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to future operating results of Fifth Third and the companies it is acquiring, as described herein under "RECENT TRANSACTIONS." Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the acquisitions not being fully realized or realized within the expected time frame; (2) revenues following the acquisitions being lower than expected; (3) a significant increase in competitive pressures among depository and other financial institutions; (4) costs or difficulties related to the integration of the acquired businesses being greater than expected; (5) changes in the interest rate environment resulting in reduced margins; (6) general economic or business conditions, either nationally or in the states in which Fifth Third will be doing business, being less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affecting the businesses in which Fifth Third will be engaged; (8) changes in the securities markets; and (9) changes in the banking industry including the effects of consolidation resulting from possible mergers of financial institutions.

                             BUSINESS OF FIFTH THIRD

         Fifth Third is an Ohio multi-bank holding company registered under the Bank Holding Company Act of 1956 (the "Bank Holding Company Act") and subject to regulation by the Federal Reserve Board. Headquartered in Cincinnati, Ohio, Fifth Third operates ten affiliate banks in Ohio, Kentucky, Indiana, Arizona and Florida.

         At March 31, 1998, Fifth Third had consolidated total assets of $22.9 billion, consolidated total deposits of $14.7 billion and consolidated total stockholders' equity of $2.3 billion. Fifth Third's market capitalization as of March 31, 1998 was approximately $13.3 billion.

         Fifth Third engages primarily in four lines of business: Commercial Banking, Retail Banking, Investment Advisory Services and Data Processing. Fifth Third's Commercial Banking Group offers services and products to business and government customers. These services and products include commercial loans and leases, deposit accounts, cash management services, international letters of credit, foreign exchange, venture capital investment, merger and acquisition services and business banking software designed to automate financial reporting. Fifth Third's Commercial Banking Group focuses on providing credit services to middle market clients and is one of the top 10 banks providing lease financing in the United States. In 1997, Fifth Third's Commercial Banking Group generated revenues of $373.2 million and net income of $146.0 million, and its commercial loan and lease portfolio aggregated approximately $6.6 billion at year end.

         Fifth Third's Retail Banking Group provides a full range of consumer financial services, including deposit products, residential mortgages, prime home equity loans, credit cards, automobile loans and leases and insurance sales. All of Fifth Third's retail banking services are provided through a variety of delivery channels that include 410 full-service offices, over 1,000 ATMs, telephone banking and electronic payment services. Fifth Third was one of the pioneers of supermarket banking and has 100 Bank Mart(R) locations open seven days a week inside select grocery stores. Fifth Third believes that its decentralized affiliate bank structure enhances its ability to originate consumer assets, as demonstrated by a 32% increase to $920 million in the home equity loan portfolio from 1996 to 1997. In 1997, Fifth Third's Retail Banking Group generated revenues of $591 million and net income of $176.1 million, and its consumer loan and lease portfolio aggregated approximately $6.9 billion at year end.

         Fifth Third Investment Advisors works to build wealth for its individual, institutional and not-for-profit clients, including employee benefit plans, foundations and endowments, by providing a full range of investment and financial services. These services include investment management, trust, private banking and brokerage. As a result of Fifth Third's continued growth in its existing and new markets, Fifth Third managed over $13.1 billion in assets at December 31, 1997. In addition, Fifth Third had over $117.3 billion of total assets under care at year end. Fifth Third's proprietary family of mutual funds, the Fountain Square(R) Funds, had $3.1 billion in assets under management at December 31, 1997. In 1997, Fifth Third Investment Advisors generated revenues of $106.9 million and net income of $40.5 million.

         Fifth Third's Data Processing Services are delivered by Midwest Payment Systems, Inc. ("MPS") throughout the United States. MPS has three primary product lines: ATM processing, card products (including debit cards) and merchant processing. MPS provides ATM processing for approximately 600 financial institution customers and for Fifth Third's proprietary Jeanie(R) ATM network. In merchant processing, MPS processes credit card transactions for over 45,000 retail merchant locations through point-of-sale device support, authorization processing, local, regional and national gateway access, network management, back-office automation support and comprehensive reporting software. In 1997, MPS was ranked among the top three electronic funds transfer processors and among the top 10 merchant transaction processors in the United States. MPS' technological capabilities and processing capacity also contribute to the efficiency of Fifth Third's banking businesses. In 1997, MPS generated revenue of $120.0 million and net income of $34.6 million.

         Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which Fifth Third's banking affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK."

         For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference and the Fifth Third Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, which is incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                               RECENT TRANSACTIONS

         Fifth Third's strategy for growth includes strengthening its presence in its core markets, expanding into contiguous markets and broadening its product offerings. Consistent with this strategy, in April 1998 Fifth Third acquired W. Lyman Case & Company, a commercial mortgage banking firm based in Columbus, Ohio that originated more than $800 million in financing and equity transactions in 1997 and has a loan servicing portfolio in excess of $2 billion. In addition, Fifth Third acquired The Ohio Company, State Savings Company and CitFed Bancorp, Inc. in June 1998.

THE OHIO COMPANY

         On June 12, 1998, Fifth Third acquired The Ohio Company, a full service provider of broker/dealer, investment banking and investment advisory services through 44 offices in Ohio, Michigan, Indiana, West Virginia and Florida. The Ohio Company also manages over $1.0 billion in assets in its proprietary family of six mutual funds, and an additional $1.0 billion in asset management accounts through its personal, employee benefit and not-for-profit trustee relationships. Fifth Third believes that The Ohio Company's investment banking, debt financing, mutual fund product line and 80,000 client relationships will broaden its product line and client reach within its key Midwestern markets. Together, Fifth Third Investment Advisors and The Ohio Company have over $17.0 billion in assets under management, over $4.0 billion invested in their respective families of mutual funds and over 155,000 client relationships.

         In connection with the acquisition of The Ohio Company, Fifth Third exchanged all of the outstanding shares of capital stock of The Ohio Company for 1,862,765 shares of Fifth Third Common Stock. The shares of Common Stock issued in connection with Fifth Third's acquisition of The Ohio Company are the Registrable Shares to which this Prospectus relates. Prior to the acquisition, Fifth Third announced that it would seek to repurchase up to 1,600,000 shares of Common Stock in the open market prior to September 10, 1998, which shares would be deemed to be the shares issued in the acquisition for pooling-of-interests accounting treatment.

STATE SAVINGS COMPANY

         On June 19, 1998, Fifth Third acquired State Savings Company ("State Savings"), a savings and loan holding company based in Columbus, Ohio, which owns State Savings Bank, F.S.B. and certain related subsidiaries. As of March 31, 1998, State Savings had total assets of $2.8 billion and total deposits of $2.3 billion. As a result of the acquisition, Fifth Third will operate 66 retail banking centers in the Columbus, Ohio market and will enter the attractive Arizona market with 10 branch offices, $497 million in total assets and $424 million in total deposits at March 31, 1998.

         Fifth Third believes that this in-market merger presents significant opportunities for cost savings through consolidation, growth and increased competitiveness for Fifth Third's Columbus banking affiliate. Fifth Third also anticipates that this merger will greatly enhance its ability to provide full-service banking to more customers and to cross-sell its retail, commercial, consumer lending, trust, investment, brokerage and data processing services to former State Savings customers.

         Fifth Third issued 16,625,271 shares of Fifth Third Common Stock in the merger which shares had an aggregate value of approximately $918 million on June 19, 1998. Fifth Third expects that its acquisition of State Savings will be accounted for as a pooling-of-interests.

CITFED BANCORP, INC.

         On June 26, 1998, Fifth Third acquired CitFed Bancorp, Inc. ("CitFed Bancorp"), a savings and loan holding company based in Dayton, Ohio, which owns Citizens Federal Bank, F.S.B. and certain related subsidiaries. As of March 31, 1998, CitFed Bancorp had total assets of $3.5 billion and total deposits of $1.8 billion. Upon completion of the merger, Fifth Third will operate 85 banking centers and will be the largest banking organization in the Dayton, Ohio marketplace with combined assets of $5.6 billion and total deposits of $3.5 billion and will have approximately a 28% deposit market share. Fifth Third believes that the acquisition of CitFed Bancorp will permit aggressive expansion of Fifth Third's product line within the fourth largest market in Ohio, representing a population of over one million people. In addition, the acquisition of CitFed Bancorp will add over 110,000 new checking account relationships and significant loan origination capacity through a network of 13 loan production offices in Fifth Third's core markets, including offices in Dayton, Columbus and Cincinnati, Ohio, Lexington and Louisville, Kentucky and Indianapolis, Indiana.

         Fifth Third issued 13,222,869 shares of Fifth Third Common Stock in the merger which shares had an aggregate value of approximately $803 million on June 26, 1998. Fifth Third expects that its acquisition of CitFed Bancorp will be accounted for as a pooling-of-interests.

                                 USE OF PROCEEDS

         Fifth Third will not receive any proceeds from the sale of Common Stock by the Selling Security Holders. See "SELLING SECURITY HOLDERS."

                            SELLING SECURITY HOLDERS

         Pursuant to the Merger Agreement, Fifth Third agreed to file with the Commission a Registration Statement under the Securities Act and maintain its effectiveness until the earlier of (i) June 12, 2000, the second anniversary of the closing date of the Merger, or (ii) the first date as of which all Registrable Shares have been sold pursuant to the Registration Statement or otherwise cease to be Registrable Shares. Under the terms of the Merger Agreement, Fifth Third has agreed to pay all expenses incurred in connection with the registration of the shares of Common Stock being sold by the Selling Security Holders; provided, however, that Fifth Third will not pay any selling commissions, discounts, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the sale of the Registrable Shares. Fifth Third has agreed to indemnify the Selling Security Holders and any underwriters against certain liabilities, including liabilities under the Securities Act.

         The following table sets forth certain information with respect to the Selling Security Holders and their beneficial ownership of Common Stock as of the Effective Time of the Merger. Prior to the Effective Time of the Merger, no Selling Security Holder held any positions or offices or had any other material relationships with Fifth Third, or any of its predecessors or affiliates, during the past three years.


                                                                         Number of Shares of
                                 Number of Shares of Common              Common Stock Which
Name and Address                 Stock Beneficially Owned as of          May Be Sold Pursuant
of Beneficial Owner              the Effective Time(1)                   to this Prospectus(2)
-------------------              ---------------------                   ---------------------
H. Keith Allen                               24,448                              24,448
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

The Ohio Company Cust.                       26,404                              26,404
FBO H. Keith Allen
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

Pamela W. Brock                              45,719                              45,719
502 Nineteenth Street
Santa Monica, CA  90402

Daniel A. Fronk                                 488                                 488
4289 Birnam Court
Columbus, OH  43221

                                                                                        Number of Shares of
                                        Number of Shares of Common                      Common Stock Which
Name and Address                        Stock Beneficially Owned as of                  May Be Sold Pursuant
of Beneficial Owner                     the Effective Time(1)                           to this Prospectus(2)
-------------------                     ---------------------                           ---------------------

Elizabeth I. Graves (Deceased)                      66,012                                      66,012
H. Brice Graves, Executor
10000 Cedarfield Court
Richmond, VA  23233-1935

Elizabeth Lane Jarrell                              63,568                                      63,568
c/o The Ohio Company Trust Depart.
155 East Broad Street
Columbus, OH  43215

Elizabeth B. Lane Trust One                         32,517                                      32,517
112 Ashbourne Road
Columbus, Ohio  43209

Mary Morehead Lane                                  48,898                                      48,898
c/o The Ohio Company
155 East Broad Street
Columbus, Ohio  43215

Mary Morehead Lane                                  14,668                                      14,668
c/o The Ohio Company Trust Depart.
155 East Broad Street
Columbus, OH  43215

Mary M. Lane Trust One                              32,272                                      32,272
112 Ashbourne Road
Columbus, OH  43209

Nancy Wolfe Lane                                    61,123                                      61,123
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

Clarence A. Peterson                                24,448                                      24,448
6160 Olentangy Boulevard
Worthington, OH  43085

Sara W. Perrini                                     76,525                                      76,525
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

National City Bank of Columbus, Ohio,                6,845                                       6,845
Successor Custodian for Michael
Christopher Perrini
155 East Broad Street
Columbus, OH  43215

                                                                                        Number of Shares of
                                        Number of Shares of Common                      Common Stock Which
Name and Address                        Stock Beneficially Owned as of                  May Be Sold Pursuant
of Beneficial Owner                     the Effective Time(1)                           to this Prospectus(2)
-------------------                     ---------------------                           ---------------------

National City Bank of Columbus,                        6,845                                       6,845
Ohio, Successor Custodian for Abigail
Wolfe Perrini
155 East Broad Street
Columbus, OH  43215

Curtis E. Stumpf                                         732                                         732
684 Overbrook Drive
Columbus, OH  43214

Martin H. Vogtsberger                                    243                                         243
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

National City Bank, Columbus Successor               146,206                                     146,206
Trustee U/A/W Andrew B. Wolfe DTD.
3/13/85 - c/o National City Bank
155 East Broad Street
Columbus, OH  43251-0060

The Bank of California, N. (Note 1)                   74,326                                      74,326
Trustee U/A Dtd. 2/23/72 for Bruce F.
Wolfe - The Bank of California
Trust Department - P.O. Box 7629
San Francisco, CA  94145

National City Bank, Columbus Trustee                 197,061                                     197,061
Under Item 2(b) of the Last Will of
Edgar T. Wolfe, Sr. - c/o National City
Bank, Columbus-Trust Department
155 East Broad Street
Columbus, OH  43215

National City Bank, Columbus &                         4,889                                       4,889
Elizabeth Loring Wolfe
Co-Trustees U/A/W Elizabeth Loring
Wolfe dtd. 8/14/92
155 East Broad Street, 5th Floor
Columbus, OH  43251-0050

National City Bank, Columbus &                         1,466                                       1,466
Elizabeth W. Manning - Co-Trustees
U/A/W Elizabeth Wolfe Manning Dtd.
8/14/92
155 East Broad Street, 5th Floor
Columbus, OH  43251-0050

                                                                                        Number of Shares of
                                        Number of Shares of Common                      Common Stock Which
Name and Address                        Stock Beneficially Owned as of                  May Be Sold Pursuant
of Beneficial Owner                     the Effective Time(1)                           to this Prospectus(2)
-------------------                     ---------------------                           ---------------------

Ann I. Wolfe                                       122,246                                     122,246
112 Ashbourne Road
Columbus, OH  43209

John Frederick Wolfe                               259,407                                     259,407
112 Ashbourne Road
Columbus, OH  43209

Katherine I. Wolfe                                  76,525                                      76,525
c/o The Ohio Company
155 East Broad Street
Columbus, OH  45215

Katherine Isaly Wolfe Trust One                     21,515                                      21,515
112 Ashbourne Road
Columbus, OH  43209

National City Bank, Columbus and Lucy                6,356                                       6,356
S. Wolfe, - Co-Trustees U/A/W Lucy S.
Wolfe dtd. 7/20/92
c/o National City Bank, Columbus
155 East Broad Street, 5th Floor
Columbus, OH  43251-0050

National City Bank, Columbus and                   245,227                                     245,227
Richard M. Wolfe, Co-Trustees U/A dtd
1/11/67, with Richard M. Wolfe (Note 2)
c/o National City Bank, Columbus
155 East Broad Street, 5th Floor
Columbus, OH  43215

Rita Jean Wolfe                                     76,525                                      76,525
c/o The Ohio Company
155 East Broad Street
Columbus, OH  43215

Rita Jean Wolfe Trust One                           21,515                                      21,515
112 Ashbourne Road
Columbus, OH  43209

Sara Ann Wolfe                                       1,222                                       1,222
7266 Landon Lane
Columbus, OH  43209

Sara Ann Wolfe Trust One                            21,515                                      21,515
112 Ashbourne Road
Columbus, OH  43209

                                                                                        Number of Shares of
                                        Number of Shares of Common                      Common Stock Which
Name and Address                        Stock Beneficially Owned as of                  May Be Sold Pursuant
of Beneficial Owner                     the Effective Time(1)                           to this Prospectus(2)
-------------------                     ---------------------                           ---------------------

William C. Wolfe, Jr.                               36,673                                      36,673
The Dispatch Printing Company
34 South Third Street
Columbus, OH  43215

National City Bank of Columbus, Ohio,               18,336                                      18,336
Successor Custodian for Laura Ann Wolfe
c/o National City Bank, Columbus
155 East Broad Street
Columbus, OH  43215

         ---------------

(1) The Commission has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted.

(2) Approximately 9.5% of each Selling Security Holder's Registrable Shares are being held in escrow pursuant to the Escrow Agreement. Upon termination of the Escrow Agreement on June 12, 1999, all or a portion of the shares held in escrow may be retained by Fifth Third to satisfy certain claims by Fifth Third, Fifth Third M Corp. or The Ohio Company arising out of the indemnity obligations in the Merger Agreement. Accordingly, the number of shares which may be sold by each Selling Security Holder pursuant to this Prospectus may decrease by approximately 9.5% of the amount indicated above.


                          DESCRIPTION OF CAPITAL STOCK

         Fifth Third is authorized to issue 300,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of March 31, 1998, Fifth Third had outstanding 233,130,522 shares of Fifth Third Common Stock and no shares of Fifth Third Preferred Stock. The following summary description of the capital stock of Fifth Third does not purport to be complete and is qualified in its entirety by reference to Fifth Third's Second Amended Articles of Incorporation, as amended.

COMMON STOCK

         Voting. Under Fifth Third's Second Amended Articles of Incorporation, as amended, the holders of Common Stock have no preemptive rights and the Common Stock has no redemption, sinking fund, or conversion privileges. The holders of Fifth Third Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Code of Regulations of Fifth Third provides for the division of its Board of Directors into three classes of approximately equal size. Directors are elected for three-year terms and the terms of office of approximately one-third of the classified Board of Directors expire each year. The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no stockholder of the corporation may cumulate his or her voting power, each stockholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any stockholder of such corporation to the President, a Vice


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



President or the Secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such stockholder desires that voting for the election of directors be cumulative, and (ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the stockholder giving such notice. In such event, each stockholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each stockholder sees fit.

         Dividends. Holders of Fifth Third Common Stock are entitled to dividends as and when declared by the Board of Directors out of funds legally available for the payment of dividends.

         Most of the revenues of Fifth Third available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years.

         The affiliates of Fifth Third include both state and nationally chartered banks. The Comptroller of the Currency, banking authorities of the States of Ohio, Indiana and Kentucky, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of affiliates, be deemed to constitute such an unsafe or unsound practice. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

         If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and its affiliates, may pay.

         Liquidation. In the event of any liquidation, dissolution or winding up of Fifth Third, the holders of Fifth Third Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. If Fifth Third Preferred Stock is issued, the holders thereof may have priority over the holders of Fifth Third Common Stock in the event of liquidation or dissolution.


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



PREFERRED STOCK

         Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the Stockholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and
(c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

CHANGE OF CONTROL PROVISIONS

         The Second Amended Articles of Incorporation, as amended, and Code of Regulations of Fifth Third contain various provisions which could make more difficult a change in control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. Under Fifth Third's Second Amended Articles of Incorporation, as amended, Fifth Third's Board of Directors has the authority to issue 500,000 shares of Fifth Third Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto.

         Chapter 1704 of the Ohio Revised Code prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person became an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. Fifth Third is an Issuing Public Corporation for purposes of the statute. An Interested Shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation in the election of directors.

         A Chapter 1704 Transaction includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an Interested Shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (c) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an Interested


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



Shareholder received the prior approval of the board of directors of the Issuing Public Corporation, (b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

         Ohio law prevents a person, under certain circumstances, from purchasing large amounts of shares of stock of a corporation without shareholder approval. Under Section 1701.831 of the Ohio Revised Code, unless the articles or regulations otherwise provide, any "control share acquisition" of an Issuing Public Corporation can only be made with the prior approval of the corporation's shareholders. A control share acquisition is defined as any acquisition, directly or indirectly (by tender offer, open market purchase, private transaction or otherwise) of shares of a corporation which, when added to all other shares of that corporation owned by the acquiring person, would entitle that person to exercise specified levels of voting power when electing directors. Specifically, unless the provisions of Section 1701.831 have been satisfied, a person may not purchase additional shares of a corporation if that purchase would result in such person holding more than 20%, 331/3% or 50% of the voting power. These percentages reflect the Ohio legislature's view that each such acquisition of shares which results in a person's voting power exceeding these levels involves an increase in the ability of a person to control a corporation. These levels of voting power are considered so great that the transaction involved should be considered and approved or rejected by the shareholders.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is The Fifth Third Bank, Cincinnati, Ohio.


                      REGULATION OF FINANCIAL INSTITUTIONS

CAPITAL REQUIREMENTS

         The federal banking regulators have issued regulations to implement certain capital requirements on commercial banks and large bank holding companies, such as Fifth Third. Under these regulations, commercial banks are required to maintain minimum capital ratios of: (i) Tier 1 capital to total assets (a "leverage ratio") in the range of 3% to 5%, (ii) Tier 1 capital of at least 4% of total risk-weighted assets and off-balance sheet exposures, and
(iii) "total" capital of at least 8% of total risk-weighted assets and off-balance sheet items. Banks with capital ratios that equal or exceed 5%, 6% and 10% for leverage, Tier 1 risk-based and total risk-based capital ratios, respectively, are generally considered "well capitalized" and enjoy certain regulatory advantages. Tier 1 capital consists principally of common stockholders' equity, including capital-qualifying subordinated debt but excluding unrealized gains and losses on securities available for sale, less goodwill and certain other intangibles. "Total capital" consists of capital plus certain debt instruments and the reserve for credit losses subject to limitations.


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



         The Federal Reserve Board has established capital requirements for bank holding companies that generally parallel the capital requirements for commercial banks.

         Fifth Third and each of its subsidiary banks are in compliance with current capital requirements. As of March 31, 1998, Fifth Third had a leverage ratio of 9.90%, its Tier 1 risk-based capital ratio was 11.35% and its total risk-based capital ratio was 13.71%.

GENERAL REGULATION OF BANK HOLDING COMPANIES

         Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

         As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

         The Federal Reserve Board also makes examinations of bank holding companies. The Bank Holding Company Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any company if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank or company.

         The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be closely related to banking.

GENERAL REGULATION OF COMMERCIAL BANKS

         The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

         National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks are, and state-chartered banks may be, members of the Federal Reserve System and their deposits are insured by the FDIC. As such, banks also may be subject to examination by those agencies. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

                              PLAN OF DISTRIBUTION

         The Registrable Shares covered by this Prospectus may be offered for sale by the Selling Security Holders named herein (as amended from time to time) from time to time, subject to certain restrictive periods described below. Under the Merger Agreement, Fifth Third is required to maintain the effectiveness of the registration statement to which this Prospectus relates until the earlier of
(i) June 12, 2000, the second anniversary of the closing date of the Merger, or
(ii) the first date as of which all Registrable Shares have been sold pursuant to the Registration Statement or otherwise cease to be Registrable Shares.

         Under the terms of the Merger Agreement, upon the written request of Fifth Third, each Selling Security Holder will cease making offers and sales of Registrable Shares pursuant to the Registration Statement during such time period that Fifth Third's executive officers and directors are also required to refrain from making offers and sales of Common Stock owned by such persons.

         Subject in all cases to the restrictions in the Merger Agreement described above, any distribution hereunder of the Common Stock by the Selling Security Holders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or
(e) by any other legally available means. Also, offers to purchase the Common Stock may be solicited by agents designated by the Selling Security Holders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

         In connection with distributions of the Registrable Shares or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Registrable Shares in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell short and redeliver the shares to close out such short portions. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Registrable Shares offered hereby, which Registrable Shares such broker-dealer or other financial institution, may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Security Holders may also pledge the Registrable Shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Registrable Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

         Underwriters. Certain costs, expenses and fees in connection with the registration of the Registrable Shares will be borne by Fifth Third. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Registrable Shares will be borne by the Selling Security Holders. The Selling Security Holders have agreed to indemnify Fifth Third, each of its directors and officers, and each person, if any, who controls Fifth Third within the meaning of the Securities Act, against certain liabilities in connection with the offering of the Registrable Shares pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, Fifth Third has agreed to indemnify the Selling Security Holders against certain liabilities in connection with the offering of the Registrable Shares pursuant to this Prospectus, including liabilities arising under the Securities Act.

         This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this Prospectus.

                                  LEGAL MATTERS

         Counsel employed by Fifth Third has rendered his opinion that the Registrable Shares are validly authorized and legally issued.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.